                     INTERNATIONAL SHIPHOLDING CORPORATION


                               December 29, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Ms. Hanna T. Teshome

         Re:    International Shipholding Corporation
                Registration Statement on Form S-1
                Registration No. 333-120161

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the above-captioned registration statement, No. 333-120161 (the "Registration Statement"), be accelerated so that it will become effective at 1:30 p.m., District of Columbia time, on Wednesday, December 29, 2004, or as soon thereafter as possible. The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the undersigned may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Very truly yours,

                               INTERNATIONAL SHIPHOLDING
                                 CORPORATION


                               By: /s/ Gary L. Ferguson
                                   ---------------------------
                                   Gary L. Ferguson
                                   Vice President and Chief Financial Officer

                       FERRIS, BAKER WATTS, INCORPORATED


                               December 29, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:    International Shipholding Corporation
                Form S-1 Registration Statement
                Registration No. 333-120161

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as underwriter of the above-captioned issue, hereby joins in the request of International Shipholding Corporation that the effectiveness of the above-captioned registration statement (the "Registration Statement") be accelerated so that the Registration Statement will become effective at 1:30 p.m., District of Columbia time, on Wednesday, December 29, 2004, or as soon thereafter as possible.

         In connection with the foregoing and pursuant to Rule 460 under the Securities Act, the underwriter has distributed the following approximate numbers of copies of the Preliminary Prospectus dated December 10, 2004:

                         2,500  to Individuals (Retail)
                           100  to Institutional Investors
                             1  to Dealers
                         -----  --------------------------
                         2,701  TOTAL
                         =====

         The undersigned confirms that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described issue. Please be advised that with respect to the maximum amount of compensation to be allowed or paid to the underwriters, to be disclosed in the Final Prospectus, the National Association of Securities Dealers, Inc. has expressed no objections.

                                              Very truly yours,

                                              FERRIS, BAKER WATTS, INCORPORATED


                                               By: /s/ R. Mark Rust
                                                   -----------------------------
                                                   R. Mark Rust
                                                   Vice President